December 4, 2024

Brian Roberts
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

       Re: Sensata Technologies Holding plc
           Form 10-K for the Year Ended December 31, 2023
           Form 10-Q for the Period Ended June 30, 2024
           File No. 001-34652
Dear Brian Roberts:

        We have reviewed your November 13, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
30, 2024 letter.

Form 10-Q for the Period Ended June 30, 2024
Non-GAAP Financial Measures, page 27, page 27

1. We note your response to comment 1 regarding your presentation of multiple non-
       GAAP measures with an adjustment to exclude step-up depreciation and amortization. Please address the following:
           The portion of the adjustment that excludes step-up depreciation and amortization associated with the step-up in fair value of assets acquired in connection with a business combination results in the presentation of non-GAAP measures that reflect part, but not all, of an accounting concept. As such, the resulting non-
          GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non-GAAP measures to remove this portion of the adjustment in future filings. Refer to 100.04 of the SEC Staff's Non-GAAP
          Compliance and Disclosure Interpretations; and
 December 4, 2024
Page 2

             The portion of the adjustment that is related to the acceleration of amortization for the exit of the Spear Marine Business should be more clearly labeled and described in future filings. Specifically, it is not clear why it is labeled as step-up depreciation and amortization.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services